SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Clarification of Press Report Regarding Sale of Stake in Bank

Internasional Indonesia

On March 27, 2008, the Korea Exchange (“KRX”) requested Kookmin Bank to clarify a press report regarding sales of shares of Bank Internasional Indonesia (“BII”).

In response to this request, Kookmin Bank filed a statement with the KRX on March 27, 2008 as follows:

On March 26, 2008, Kookmin Bank received a correspondence from Fullerton Financial Holdings Pte. Ltd. (“FFH”), the largest shareholder of BII and a wholly-owned subsidiary of Temasek, that FFH is planning to sell its stake in Sorak Financial Holdings. Kookmin Bank is currently examining possible courses of action regarding its stake in Sorak Financial Holdings and plans to provide an update as to its intentions by no later than June 27, 2008 (or sooner if there are any definitive decisions made or actions taken by Kookmin Bank prior to such date).

Note: FFH is a wholly-owned subsidiary of Temasek. FFH holds a 75% stake in Sorak Financial Holdings. Kookmin Bank holds a 25% stake in Sorak Financial Holdings. Sorak Financial Holdings holds a 56% stake in BII.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: March 27, 2008	By:	/s/ Donald H. MacKenzie
(Signature)

	Name:	Donald H. MacKenzie
	Title:	Senior EVP / CFO
Executive Director